

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 14, 2017

Via E-mail
Lewis Parrish
Chief Financial Officer and Assistant Treasurer
Gladstone Land Corporation
1521 West Branch Drive, Suite 100
McLean, VA 22102

Re: **Gladstone Land Corporation**
Form 10-K for the fiscal year ended December 31, 2016
Filed February 21, 2017
File No. 001-35795

Dear Mr. Parrish:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2016

General

1.   We note that the purchase prices of your acquisitions of the Gunbarrel Road and Citrus Boulevard properties exceeded 10% of your total assets as of the respective prior audited balance sheet dates. Please tell us how you considered the need to present audited historical financial statements for these properties in accordance with Rule 3-14 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities